Exhibit 3.1

AMENDMENT TO THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF JM GLOBAL HOLDING COMPANY	State of Delaware Secretary of State Division of Corporations Delivered 04:12 PM 07/27/2017 FILED 04:12 PM 07/27/2017 SR 29175451553 - File Number 5727166

1.	The undersigned, being a duly authorized officer of JM GLOBAL HOLDING COMPANY (the “Corporation”), a corporation existing under the laws of the State of Delaware, does hereby certify as follows:

2.	The name of the Corporation is JM GLOBAL HOLDING COMPANY

3.	The Corporation’s Certificate of Incorporation was filed in the office of the Secretary of State of the State of Delaware on April 10, 2015, and an Amended and Restated Certificate of Incorporation was filed in the office of the Secretary of State of the State of Delaware on July 23, 2015.

4.	This Amendment to the Amended and Restated Certificate of Incorporation amends the Amended and Restated Certificate of Incorporation of the Corporation.

5.	This Amendment to the Amended and Restated Certificate of Incorporation was duly adopted by the affirmative vote of the holders of 90% of the stock outstanding as of the record date in accordance with the provisions of Section 242 the General Corporation Law of the State of Delaware (the “DGCL”).

6.	The text of Section 9.02(d) of Article IX is hereby amended and restated to read in full as follows:

(d) If the Corporation has not consummated a Business Combination by January 29, 2018, the Corporation shall (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible, but in any event no later than ten (10) business days thereafter, subject to funds being lawfully available therefor, redeem the Offering Shares in consideration of a per-share price, payable in cash, equal to the quotient obtained by dividing (A) the aggregate amount then on deposit in the Trust Account, including any amounts representing interest earned on the Trust Account, less any interest released to the Corporation for working capital purposes, the payment of taxes or dissolution expenses, by (B) the total number of then outstanding Offering Shares, which redemption will extinguish rights of the Public Stockholders as stockholders of the Corporation with respect to their Offering Shares (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining stockholders and the Board in accordance with applicable law, dissolve and liquidate, subject in the case of clauses (ii) and (iii) above to the Corporation’s obligations under the DGCL to provide for claims of creditors and other requirements of applicable law.

7.	The text of Section 9.07 of Article IX is hereby amended and restated to read in full as follows:

Section 9.07 Additional Redemption Rights. If, in accordance with Section 9.01(a), any amendment is made to Section 9.02(d) that would affect the substance or timing of the Corporation’s obligation to redeem 100% of the Offering Shares if the Corporation has not consummated a Business Combination by January 29, 2018, the Corporation shall offer to redeem the Offering Shares upon the approval of any such amendment, at a per-share price, payable in cash, equal to the quotient obtained by dividing (i) the aggregate amount on deposit in the Trust Account as of two business days prior to the approval of such amendment, including any amounts representing interest earned on the Trust Account, less any interest previously released to, or reserved for use by, the Corporation for the payment of taxes or working capital expenses, by (ii) the total number of then outstanding Offering Shares; provided, however, that any such redemption shall be subject to the Redemption Limitation.

IN WITNESS WHEREOF, I have signed this Amendment to the Amended and Restated Certificate of Incorporation this 27th day of July, 2017.

/s/ Tim Richerson
Name: Tim Richerson
Title: Chief Executive Officer